Mail Stop 6010

									November 8, 2005


Mr. Michael Grey
President and Chief Executive Officer
SGX Pharmaceuticals, Inc.
10505 Roselle Street
San Diego, CA  92121


Re:  	SGX Pharmaceuticals, Inc.
Amendments No. 1 and 2 to Form S-1 Registration Statement
	File No. 333-128059


Dear Mr. Grey:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

 Prospectus Summary

1. Please revise the discussion of the Phase I/II trial to clearly state that later stage clinical trials might not support these results.

2. Much of the discussion of the Phase II/III clinical trial of Troxatyl is too detailed for the summary. Please revise to move the following information to the Business section where these details are more appropriate:

"Because there is currently no approved therapy or standard of care for this patient population, we will compare the results of this trial to historical results observed at M.D. Anderson Center in similar patients. The clinical trial has been designed to enroll a sufficient number of patients to reliably detect a doubling of the historical complete response rate of 4.7% derived from the M.D. Anderson Cancer Center database. The Phase II/III patient population is similar to that studied in our recently completed Phase I/II Troxatyl clinical trial. Clinical response will be measured up to approximately 60 days after dosing in each patient."

3. We note you statement that you expect to complete enrollment in the third quarter of 2006 and announce the results shortly thereafter. What is the duration of the trial?

Management`s Discussion and Analysis of Financial Condition and
Results of Operations - page 38

Financial Operations Overview

Research and Development Expense, page 39

4. We have reviewed your response to comment 31 and your revised disclosures. As you have only characterized approximately 20% of your research and development expense for each year presented, please revise your disclosure to include additional information regarding the focus of management`s research and development efforts.
Please
quantify this information, as appropriate.

Liquidity and Capital Resources

Cash Flows, page 45

5. We note your response to comment 37 and your revised disclosures.
It does not appear that your disclosure addresses the material changes in the underlying drivers including the specific inflows and outflows generated, but merely describes items identified on the face of the statement of cash flows. Please note that the expanded disclosures should be included in the cash flow discussion for all periods presented. In addition, please address the trend of cash being used in operations and include a discussion and analysis of known trends and uncertainties.




Contractual Obligations, page 47

6. We note your response to comment 38. We also note that you changed the disclosure for contractual obligations to be as of September 30, 2005. In accordance with Item 303 of Regulation S-K, the information in the contractual obligation table should be as of the latest fiscal year end balance sheet date. Please revise.

7. We have reviewed your response to comment 38 and the additional disclosures included in your filing. Please quantify the aggregate amount of milestone payments contingently payable to Shire.

Business - page 50

Troxatyl - page 51

8. We note your response to comment 41. Please provide the aggregate amount of potential milestone payments to Shire as we previously requested. Also disclose the aggregate minimum royalty payments. While we are often willing to grant confidential treatment requests for the individual milestone amounts and the royalty percentage, we are not willing to grant confidential treatment to the aggregate potential milestones or the minimum royalty payments.

Collaborations, Commercial Agreements and Grants - page 59

9. We note your response to comment 48. Please make the revisions we previously requested. The revisions should also be consistent with the disclosure requested in our comment letter on your application for confidential treatment.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 4. Commitments and Collaborative Research and Development
Agreements

Note Payable, page F-19

10. We have reviewed your response to comment number 59. It would appear that paragraph 23 and 24 of SFAS 150 requires initial measurement of the liability at fair market value and that subsequent change in fair market value should be recognized through earnings. As such, please provide to us management`s justification for classification of this obligation as debt and why the provisions of
APB 21 are appropriate or revise your financial statements to comply with SFAS 150. Additionally, please describe to us your methodology for determining the fair market value of this financial instrument.

Note 5. Redeemable Convertible Preferred Stock, page F-21

11. We note your response to comment 58. Please provide a roll-forward of the balance of redeemable convertible preferred shares outstanding for each class of preferred shares for the period from December 31, 2004 to September 30, 2005.



*	*	*	*	*


	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Vanessa Robertson at 202-551-3649 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Mary K. Fraser at 202-551-3609 or me at 202-551-3610 with any other questions.


								Regards,



								Jeffrey P. Riedler
								Assistant Director


Cc:	Frederick T. Muto, Esq.
	Cooley Godward LLP
	4401 Eastgate Mall
	San Diego, CA  92121
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Mr. Michael Grey
SGX Pharmaceuticals, Inc.
November 8, 2005
Page 4